Exhibit 99.1 November 11, 2022 Investor update for the nine months ended September 30, 2022 Polestar Automotive Holding UK PLC

Polestar

2

Disclaimer

Forward-Looking Statements

Certain statements in this presentation ("Presentation") of Polestar Automotive Holding UK PLC ("Polestar") constitute forward-looking statements, within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, that express Polestar's opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and involve significant risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "seeks," "projects," "intends," "plans," "may," "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Presentation and include statements regarding Polestar's intentions, beliefs or current expectations concerning, among other things: results of operations; financial condition; liquidity; prospects; growth; strategies and the markets in which Polestar operates, including estimates and forecasts of financial and operational metrics, projections of market opportunity, market share, vehicle sales, revenue or other financial or operation results; expectations and timing related to commercial product launches, including the start of production and launch of any future products of Polestar, and the performance, range, autonomous driving and other features of the vehicles of Polestar; future market opportunities, including with respect to energy storage systems and automotive partnerships; future manufacturing capabilities and facilities; future sales channels and strategies; access to financing and liquidity support from major shareholders; the adequacy of funding through 2023; and future market launches and expansion. Such forward-looking statements are based on available current market information and the current expectations of Polestar including beliefs and forecasts concerning future developments and the potential effects of such developments on Polestar. Factors that may impact such forward-looking statements include: the failure to realize the anticipated benefits of the business combination (the "Business Combination") that Polestar consummated on June 23, 2022 with Gores Guggenheim, Inc. ("GGI"); the outcome of any legal proceedings that may be instituted against GGI or Polestar in connection with the Business Combination; the ability to continue to meet stock exchange listing standards; our securities' potential liquidity and trading; changes in domestic and foreign business, market, financial, political and legal conditions; Polestar's ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Car AB (publ) and its subsidiaries, and Zhejiang Geely Holding Group Company Limited, original equipment manufacturers, vendors and technology providers, and to source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; risks relating to the uncertainty of any projected financial information or operational results of Polestar, including underlying assumptions regarding expected development and launch timelines for Polestar's carlines, manufacturing in the United States starting as planned, demand for Polestar's vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales as the total Polestar fleet of cars and customer base grow; delays in the development, design, manufacture, launch and financing of Polestar's vehicles and Polestar's reliance on a limited number of vehicle models to generate revenues; risks related to the timing of expected business milestones and commercial launches, including Polestar's ability to mass produce its current and new vehicle models and complete the upgrade or tooling of its manufacturing facilities; increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; Polestar's reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes and meet timings for product launches; competition, the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; risks related to future market adoption of Polestar's product offerings; risks related to Polestar's distribution model; the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar's future business; changes in regulatory requirements (including environmental laws and regulations), governmental incentives and fuel and energy prices; Polestar's ability to rapidly innovate; risks associated with changes in applicable laws or regulations and with Polestar's international operations; Polestar's ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Polestar's reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; Polestar's ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; Polestar's ability to continuously and rapidly innovate, develop and market new products; the impact of the global COVID-19 pandemic, new lockdowns in China, government mandated quarantines, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions and logistical constraints on Polestar's business, projected results of operations, financial performance or other financial and operational metrics or on any of the foregoing risks; the need to raise additional funds to support business growth; and the other risks and uncertainties described in Polestar's filings with the U.S. Securities and Exchange Commission (the "SEC"). There can be no assurance that future developments affecting Polestar will be those that Polestar has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Polestar's control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in Polestar's filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Polestar will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You are cautioned not to put undue reliance on these forward-looking statements.

Trademarks

This Presentation includes trademarks, trade names and service marks, certain of which belong to Polestar or Polestar's affiliates and others that are the property of other organizations. The Polestar logo and other trademarks or service marks of Polestar appearing in this prospectus are the property of Polestar. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that Polestar or its affiliates will not assert its or their rights or that the applicable owner will not assert its rights to these trademarks, trade names and service marks to the fullest extent under applicable law. Polestar does not intend its use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of Polestar by, these other parties.

Past results are not indicative of future performance and investing in securities of Polestar involves significant risks. Potential investors should read and understand the explanations of risks disclosed by Polestar in its filings with the SEC before making any decisions.

The information set forth herein is based upon information reasonably available to Polestar as of the date of this Presentation (or any such earlier date referenced herein), and Polestar does not undertake any obligation to update such information at any time after such date. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein and as may be amended.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Polestar, nor shall there be any sale or offer of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. This Presentation is not intended to constitute, and should not be construed as investment, tax, legal or other advice. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein neither Polestar nor any of its directors, officers, employees, affiliates or advisors makes any representation or warranty with respect to the accuracy of such information. This Presentation does not purport to contain all of the information that may be required to evaluate Polestar and has solely been prepared for the purpose of generally familiarizing the reader with Polestar.

We are Polestar

Polestar 3

4

We are Polestar

—

Business highlights

Launched Polestar 3 at the global event in Copenhagen

Event drove one of the biggest spikes in engaged visits to our website – second only to Superbowl ad in February

Approaching a major production milestone of 100,000 Polestar 2 vehicles

Solidifying our position as one of two global, pure EV players already in mass production

Delivered 30,424[1] vehicles to end September; on track to deliver 50,000 by year end

An increase of 100% year on year, and expect Q422 to be our record quarter to date

Achieved $1.48bn[2] in revenues for the first nine months of 2022

Expect to deliver approximately $2.4bn in revenues for 2022, an estimated increase of 80% year on year

Obtained $1.6bn[3] financing and liquidity support package from major shareholders

This financing and liquidity package, alongside other potential financing activities, provides sufficient funds through 2023

Won Car Design and 3 Auto Trader awards

Car Design Awards recognised Polestar with prestigious Best Brand Design Language for 2022

1. Represents total volumes of new vehicles delivered, including 28,204 external sales with recognition of revenue at time of delivery, 799 external sales with repurchase commitments and 1,421 internal sales of vehicles transferred for demonstration and commercial purposes as well as vehicles transferred to Polestar employees at time of registration. Transferred vehicles for demonstration and commercial purposes are owned by Polestar and included in Inventory (unaudited).
2. Rounded. See slide 37 for unaudited condensed consolidated statement of income and comprehensive income (loss) for figure in thousands of U.S. dollars.
3. See slide 16 for additional information on financing and liquidity support package from major shareholders.

5 We are Polestar — Our past, our present and our future Launching the new Polestar brand Growing rapidly History in performance 2017–2021 2021 onwards 1996–2017 – Launched Polestar 1 in 2017 and Polestar 2 in 2019 – Launched limited edition Polestar 6 in August 2022 – Founded in 1996 as a racing team – First customer handovers and retail locations open in 2020 – Launched Polestar 3 in October 2022 – Developed and sold performance software for Volvo Cars – Global from day one in 2020, with presence in 10 markets – Expects to launch three new cars by 2026 – The official performance partner to Volvo Cars from 2009 – Leading ambition of a climate-neutral car by 2030 – Acquired by Volvo Cars in 2015 Source: Company information.

6 We are Polestar — Our growing, diversified premium product portfolio Polestar 1 Polestar 2 Polestar 3 Electric performance hybrid Electric performance fastback Electric performance SUV Polestar 4 Polestar 5 Polestar 6 Electric performance SUV coupe Electric performance 4-door GT Electric performance roadster Source: Company information.

7 We are Polestar — Our asset-light model Flexible and scalable Agility of a start-up Stability of established players Source: Company information.

8 We are Polestar — Our core pillars 02 03 01 Innovation Sustainability Design – Bonded aluminium platform – Leading ambition of climate-neutral car by 2030 – Avant-garde, pure Scandinavian design – High-performance electric motors – Circular battery strategy, battery centers in place – High tech minimalism – Advanced battery technology design – Blockchain-powered transparency through supply chain – Design perfection focus – R&D capability in the UK, Sweden and China – Ethical and inclusive work principles and values – Unique design attributes Source: Company information.

9 We are Polestar — Our well-defined growth strategy 1 Global presence Global premium BEV market Expected new product launches +18% 2023 – Polestar 4 CAGR 2024 – Polestar 5 2021-2026E 2026 – Polestar 6 27 01 02 03 Overall market opportunity Rapidly expanding product portfolio Growth in existing and new markets 1. Global market for BEV premium luxury vehicles. Source: Leading management consultancy, October 2022.

10

We are Polestar

Our visionary , diverse and experienced management team



Mona Abbasi
Customer Experience

Joined in 2019, from Husqvarna Group where she was Senior Vice President of Brand. Has over 20 years of experience in leading consumer and IT brands.



Mikael Björklund
Digital

Joined in 2020 from Filippa K where he was Chief Operating Officer. Has over 13 years of business development and digital marketing experience.



Åsa Borg
Brand & Marketing

Joined in 2020 from Volvo Cars where she was Chief Operating Officer of Care by Volvo. Has over 20 years of Brand, Marketing and automotive industry experience.



Jörg Brandscheid
CTO, R&D

Joined in 2021 from Hella APAC where he was Executive Vice President Electronics. Has 30 years of automotive experience in several R&D roles.



Monika Franke
HR

Joined in 2019 from Volvo Cars where she held roles of Senior HR Director, Global R&D and Purchasing & Quality. Has 20 years of experience.



Thomas Ingenlath
CEO

Joined in 2017 from Volvo Cars where he was SVP of Design. Brings over 20 years of design, innovation and leadership experience in the automotive industry.



Fredrika Klaren
Sustainability

Joined in 2020 from KappAhl where she was Head of Sustainability. Has over 10 years of dedicated sustainability experience across fashion and retail.



Johan Malmqvist
CFO

Joined in 2021 from Dole Food Company where he was CFO. Has over 20 years of financial experience across multiple sectors.



Maximilian Missoni
Design

Joined in 2018 from Volvo Cars where he was Vice President Exterior Design and Chief Designer Exterior. Has 20 years of experience within the automotive industry.



Nils Mösko
Strat&Bus. Development

Joined in 2018 as Deputy CFO from Volvo Cars. Held finance and treasury roles for Volvo Cars and Ford Motor. Has 15 years of automotive industry experience.



Dennis Nobelius
COO

Joined in 2020 from Zenuity (now Zenseact) where he was CEO. Has 20 years of R&D, operation and leadership experience in the automotive industry.



Tanya Ridd
Communications & PR

Joined in 2022 from Spotify where she was Senior Director of Communications. Has over 20 years of communication management experience.



Anna Rudensjö
Legal

Joined in 2018 from SKF Group where she was Legal Director and Group Legal Counsel. Has 20 years of experience.



Mike Whittington
Global Sales

Joined in 2018, previously worked with new EV introductions at Jaguar Land Rover, PSA, Mercedes-Benz and Toyota. Has over 20 years of experience.

Source: Company information. In alphabetical order.

Unaudited financial highlights for the nine months ended September 30, 2022

Financial and operational highlights

12

Key financial highlights for the nine months ended September 30, 2022 (unaudited)


Revenue
($ mn)
98%
748
1,477
9M 2021
9M 2022


Gross profit
($ mn)
1
57
9M 2021
9M 2022


Cash and cash equivalents
($ mn)
757
988
FY2021
9M 2022

Delivered $1.48bn in revenues

Mainly driven by higher Polestar 2 sales with continued commercial expansion across markets. Revenue per vehicle down slightly due to product and market mix.

Gross profit of $57mn

As the result of higher sales of Polestar 2 and lower fixed manufacturing costs. This growth was partially offset by the continued deterioration of the Swedish Krona versus Chinese Renminbi which led to higher cost of sales.

Cash balance of approximately $1bn

Benefited from the listing proceeds and increased liquidity provided by seven short-term working capital facilities secured during the period.

Note: All U.S. dollar figures on this slide rounded. Percentages have been calculated using unrounded amounts. See slide 37 for unaudited condensed consolidated statement of income and comprehensive income (loss) for figures in thousands of U.S. dollars.

13

Financial and operational highlights

Key financial highlights for the nine months ended Sep 30, 2022

Revenue up 98%
Driven by higher Polestar 2 vehicle sales with continued market expansion

Gross profit up $56mn
With higher sales of Polestar 2 and lower fixed manufacturing costs, partially offset by FX, product and market mix

SG&A up 31%
With rapid commercial expansion and significantly increased global presence

R&D down 22%
With lower amortisation, partially offset by technology spend

Operating loss up 64%
Reflecting investment in the business growth and a $372mn non-recurring, non-cash listing expense

US$ million	9M 2022	9M 2021	*% Change*
Revenue	1,477	748	*98*
Cost of sales	(1,419)	(747)	*90*
Gross profit	57	1	*5,322*
Gross margin (%)	*3.9*	*0.1*	*2,645*
SG&A expense	(625)	(478)	*31*
R&D expenses	(123)	(157)	*(22)*
Other operating income (expense), net	(18)	(23)	*(22)*
Listing expense[1]	(372)	-	*100*
Operating loss	(1,082)	(658)	*64*

1. The listing expense in Q2 2022 represents a non-recurring, non-cash, share-based listing charge, incurred in connection with the business combination with Gores Guggenheim, Inc. on June 23, 2022.

Note: All U.S. dollar figures on this slide rounded. Percentages have been calculated using unrounded amounts. See slide 37 for unaudited condensed consolidated statement of income and comprehensive income (loss) for figures in thousands of U.S. dollars.

14 Financial and operational highlights — Key financial highlights for the three months ended September 30, 2022 (unaudited) Q3 2022 vs Q3 2021 variances largely followed the trends outlined for first 9M US$ million Q3 2022 Q3 2021 % Change 2022 vs 9M 2021, with the following notable exceptions: 435 213 105 Revenue Gross margin of 0.9% Cost of sales (431) (248) 74 Due to higher negative market mix and FX headwinds Gross profit (loss) 4 (35) (112) SG&A down 10% Gross margin (%) (16.3) 0.9 (106) Management actions in curtailing advertising, marketing and promotional SG&A expense (179) (199) (10) activities in anticipation of lower volumes in R&D expenses (25) (51) (51) Q3 Other operating income (expense), net 3 (8) (134) Operating loss down 33% Due to higher revenues and cost Operating loss (196) (292) (33) management initiatives Note: All U.S. dollar figures on this slide rounded. Percentages have been calculated using unrounded amounts. See slide 37 for unaudited condensed consolidated statement of income and comprehensive income (loss) for figures in thousands of U.S. dollars.

15 Financial and operational highlights — Cash flow for the nine months ended September 30, 2022 (unaudited) Cash flow ($ mn) Operating 1,555 Mainly driven by working capital increase as well as higher operating losses and interest expenses 988 757 (1,065) Investing 1,418 Predominantly driven by cash settlements for Polestar 2, 3 and 4 Intellectual Property investments (1,023) Financing Comprised of equity proceeds, short-term (653) working capital facilities, partially offset by principal repayments 9M 2022 2021 Operating Investing Short-term Repayments Equity proceeds 1 borrowings & other 1. Including effect of foreign exchange rate changes on cash and cash equivalents of $58mn. Note: All U.S. dollar figures on this slide rounded. See slide 39 for unaudited condensed consolidated statement of cash flows for figures in thousands of U.S. dollars.

16

Financial and operational highlights

$1.6bn financing and liquidity support package from major shareholders

Financial support from Volvo Cars

- On November 3, 2022, Polestar entered into an 18-month term loan facility[1] with one of its major shareholders and affiliate, Volvo Cars, allowing multiple drawings for up to an aggregated principal amount of $800mn.
- Under this agreement, Volvo Cars maintains an equity conversion option that is contingent upon a future equity raise by Polestar.

Key terms:

- $800mn with the ability to draw up to $150mn every month
- 4.97% margin + SOFR 6 months
- 18 months tenor
- Use of proceeds for general corporate purposes
- Drawable up to 15 months
- Optional conversion triggering event if new capital is raised for at least $350mn and with at least five institutional investors

Financing and liquidity support from PSD Investment

- Polestar obtained commitment from PSD Investment, the other major shareholder, to provide direct and indirect financing and liquidity support on par with Volvo Cars' $800mn term loan.
- Polestar expects that such direct and indirect support, which may or may not materialise, will be comprised of a combination of financing arrangements, including direct balance sheet support as well as activities designed to ensure Polestar has access to additional working capital facilities.
- Direct balance sheet support may include, but will not be necessarily limited to, purchases of non-core assets or entering into sale and leaseback arrangements over assets tied to car programs that are not part of the per piece price.
- Support for additional working capital facilities may include providing collateral support either directly or indirectly.
- Polestar expects all or the majority of this direct and indirect financing and liquidity support package will be made available during the course of 2023.

1. The description of the Term Loan Facility is qualified in its entirety by reference to the actual agreement which has been filed with the SEC.

17 Financial and operational highlights — 2022 outlook Adequate funding through Vehicle sales guidance Estimated revenue 50,000 c$2.4bn 2023 1 Majority of Polestar 2 cars set for Q4 2022 Expect revenues to reach approximately $1.6bn financing support package from major are making their way to our customers. Q4 $2.4bn for the year, driven by strong Q4 shareholders, alongside other potential 2022 is expected to be our strongest on 2022 sales. financing activities, expected to provide record yet. sufficient funds through 2023. 1. See slide 16 for additional information on financing and liquidity support package from major shareholders.

Delivering on our strategy

19 Delivering our strategy — Key investment highlights 01 Well-defined growth strategy 02 Asset-light model 03 Digital-first direct-to-consumer approach 04 Core pillars: Design, Innovation, Sustainability

20 Well-defined growth strategy — 01 Operating within the fastest-growing car segment 1 Premium BEV penetration percentage Automotive market in million cars Premium BEV market size in million cars +18% CAGR 23 83 2.9 18 68 5 6 13 12 1.3 58 52 2021A 2026E 2026E 2021A 2021A 2026E 2 ICE PHEV/HEV BEV We operate in a large and competitive There is a significant BEV market Global premium BEV vehicles market is automotive market, with BEV market opportunity, with premium segment BEV one of the fastest growing segments with growth expected to outpace the overall penetration expected to grow to 23% in +18% CAGR. market growth. 2026. 1. Excluding FCEV cars due to low volumes until 2026. 2. Including PHEV and HEV vehicles. Source: Leading management consultancy, October 2022.

21 Well-defined growth strategy — 01 Rapidly expanding premium product portfolio Polestar 1 Polestar 2 Polestar 3 Polestar 4 Polestar 5 Polestar 6 Type Hybrid Grand Tourer Fastback Luxury Aero SUV Premium Sport SUV Luxury Sport GT 4-Door Luxury 2+2 roadster Segment Sports Premium C/D premium SUV E premium SUV D premium F coupé premium S roadster premium 1 ASP ~$155k ~$50-70k ~$80-120k ~$60-80k >$100k >$200k 2 2 2 2 Range ~120km range ~540km up to 610km 600km + 600km + 600km + Launch 2017 2019 2022 2023E 2024E 2026E 1. Prices vary by region. Estimated indicative US market pricing range as at November 2022, subject to change. 2. WLTP (Worldwide Harmonised Light Vehicle Test Procedure) target range. Source: Company information, management estimates.

22 Well-defined growth strategy — 01 Extensive global market presence Global presence today Active markets Australia, Austria, Belgium, Canada, China, Denmark , Finland, Germany, Hong Kong, Iceland, Ireland, South Korea, Kuwait, Israel, Italy, Luxembourg, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, United Arab Emirates, United Kingdom and United States of America. 27 Source: Company information.

23 Asset-light model — 02 Combining the best of both worlds Flexible and scalable set-up – Agility of a start-up – Innovation and high-performance technologies – Avant-garde design – Leading sustainability goals – Full vehicle attributes – Digital first DTC business Stability of established players – Over 100 years’ of combined experience – Platform development – Engineering capability – Supply chain and partnerships – Manufacturing capacity – Safety credentials – Service network access Source: Company information.

24 Asset-light model — 02 Access to state-of-the-art factories 1 Chongqing, China Taizhou, China Charleston, US Hangzhou Bay, China Chengdu, China Opened 2016 2013 2015 2021 2024E Operated by Volvo Cars Volvo Cars Volvo Cars Geely Polestar Manufacturing Polestar 2 Polestar 3 Polestar 3 Polestar 4 Polestar 5 1. Operated by Polestar, owned by Geely. Source: Company information, management estimates.

25 Digital-first direct-to-consumer approach — 03 Our customer approach Digital-first direct-to-consumer approach Customers can browse our products, configure their vehicle and place their order online Local support centres We continue to establish in-house care centres, creating a premium brand experience Action through data driven insight Monitor customer experiences across journeys to drive relevant and impactful improvements Skilled specialists Passionate, knowledgeable and service- minded Polestars with local knowledge and cultural know-how to serve our customers’ needs Source: Company information.

26 Digital-first direct-to-consumer approach — 03 Connected retail and ownership experience Explore and schedule Explore Polestar vehicles online and schedule a test drive Configure and finance Configure and order online via web and mobile channels Control and ownership Control vehicle functions and engage with support or book service Source: Company information.

27 Digital-first direct-to-consumer approach — 03 Expanding sales and service network Locations Permanent or pop up/temporary Polestar showrooms located in urban and peri-urban areas with retail and test drive opportunities. Service points Leveraging established Volvo Cars service network for full service support. 2 1 Service points Locations 2021 9M 2022 2021 9M 2022 811 1,033 103 128 1. Represents Polestar Spaces, Polestar Destinations and Polestar Test Drive Hubs (Unaudited). 2. Represents Volvo Cars service centres to provide access to customer service points worldwide in support of Polestar’s international expansion (Unaudited). Source: Company information.

04

Core pillars

—

Design – Avant-garde, pure Scandinavian design

28

Unique design attributes

- SmartZone sensor panel
- Integrated aerodynamic enhancers
- Rear view camera feed replaces rear window
- Extended panoramic glass roof
- Avant-garde interior with innovative materials
- High contrast, iconic design
- Integrated long-range LiDAR

Sustainable materials integration

- Sustainability declarations to show our progress
- Vegan standard interior
- MicroTech – bio-attributed vinyl produced without fossil fuels
- Leather & wool from farms that are animal welfare certified, and leather tanning process is chrome free
- Bcomp – natural fibre composites with flax fibres for seats and interior components








3D Knit
—
100% Recycl.PES
M1210-B/1691

Source: Company information, management estimates.

04

29

Core pillars

—

Innovation – performance orientated technology development







Bonded aluminium platform

- Bonded aluminium platform developed in-house
- Set to provide class-leading dynamics, rigidity and safety features
- Technology usually applied to low-volume sports cars now brought into mainstream production

High-performance electric motors

- P10 rear motor with 450 kW (~603 hp)
- One of the most powerful electric motors in the world
- 1-speed energy efficient transmission facilitating special requirements for multiple platforms
- Multiple installation options for easy integration with multiple platforms

Advanced battery technology design

- Developed 800V battery pack
- Switchable between 800V and 400V
- 103 kWh possible to charge to 80% in ~20 minutes
- Bi-directional/vehicle-to-grid charging compatible

Source: Company information, management estimates.

30 Core pillars — 04 Innovation – At the digital forefront Add a new image Smart partnerships and collaborations Infotainment system Over-the-air (OTA) updates TM – Autonomous driving partners: – Infotainment system built on Android Automotive OS with – Vehicles updated with latest software Luminar – Advanced Lidar System Google built-in – Applicable to all cars Nvidia – centralised computing – End-to-end integration of Android features – 15 updates successfully executed, targeting range, efficiency, Zenseact – AI powered software – Native applications without requiring smartphone connection connectivity and driving experience improvements – MobilityXlab – global start-up community pipeline – A new in-car Range Assistant app that is geared to assist drivers to improve efficiency and range confidence Source: Company information, management estimates.

04

Core pillars
—
Innovation – R&D capability

31






Polestar / brembo


ÖHLINS

R&D Coventry, United Kingdom

400+ employees

- Lightweight vehicle structures / bonded aluminium body
- Program lead for Polestar inhouse developed programs
- Overall vehicle development and release
- Sports car production technology
- In-car software development, testing and integration
- Advanced engineering and research, Polestar 0

R&D Gothenburg, Sweden

250+ employees

- Electric powertrain and battery system development
- Setting of vehicle attributes and final sign off
- In-car software development
- Polestar Engineered performance components
- Advanced engineering and research, Polestar 0 Project

R&D Shanghai, China

25+ employees

- Focused on bespoke Chinese market features development

R&D Volvo Cars and Geely

Access to engineers and designers

Source: Company information, management estimates.

32 Core pillars — 04 Sustainability – our strategic focus areas Image Image representing the representing the subject subject Climate neutrality Transparency Inclusion Circularity – Climate-neutral platform – Material traceability – Human rights in supply chain – Circular battery design – Climate-neutral materials – Supply chain transparency – Ethical business practices – Renewable energy in supply chain – Climate-neutral manufacturing – Product sustainability declaration – Inclusive workplace – Remanufacturing of batteries – Renewable energy in the supply chain – Sustainability reporting – Inclusive design – Collaborations for second life – Inclusive customer experience – Collaborations for recycling

33 Core pillars — 04 Sustainability - Climate neutrality SSAB Hydro Autoliv ZF 2030 climate neutral car Pensana Boliden Papershell Sekab 2040 Bulten Hexpol TPE Plasman YFPO climate neutral company Mistra Ovako Stilride GG Group Carbon Exit Our goals Polestar 0 Project Our current partners With our ambitious goals we are determined to improve the society To create a sense of urgency we set ourselves a leading ambition. We Now in a research phase, we are constantly expanding our partnerships we live in by accelerating the shift to more sustainable mobility. want to create a truly climate-neutral car by 2030 without relaying on with industry leaders in areas such as steel, aluminium, composites, offsets. Our project is focused on eliminating all emissions from raw chemicals and electronics. material extraction, material manufacture, product manufacture and end of life. Source: Company information, management estimates.

34 Core pillars — 04 Sustainability - Transparency Material production Carbon Footprint for Polestar vs. a compact SUV ICE model Li-on battery modules Tons of CO -equivalents Manufacturing 2 Use phase End-of-life Life cycle assessments (LCAs) Pioneering transparency by disclosing LCAs with full methodology of all models Consumer transparency 60 58 Industry unique product sustainability declaration allows consumers to compare 50 50 sustainability credentials 42 40 Supply chain traceability 30 Blockchain powered traceability on risk 27 materials 20 Sustainability reporting 10 Delivering annual sustainability reporting since 2020 in adherence with Global Reporting 0 Initiative standards Tonnes Volvo XC40 ICE Polestar 2 Polestar 2 Polestar 2 CO e Global European Wind power 2 electricity mix electricity mix Source: Life cycle assessment - Carbon footprint of Polestar 2

Appendix

36 Financial statements — Unaudited condensed consolidated statement of income and comprehensive income (loss) in thousands of U.S. dollars except per share data and unless otherwise stated For the three months ended 30 September For the nine months ended 30 September 2022 2021 2022 2021 Revenue 435,449 212,896 1,476,746 747,674 Cost of sales (431,390) (247,647) (1,419,271) (746,614) Gross profit 4,059 (34,751) 57,475 1,060 Selling, general and administrative expenses (178,643) (199,290) (625,424) (478,144) Research and development expenses (24,598) (50,529) (123,353) (157,400) Other operating expenses and income, net 2,781 (8,291) (17,961) (23,060) Listing expense — — (372,318) — Operating loss (196,401) (292,861) (1,081,581) (657,544) Finance income 711 9,606 1,485 24,810 Finance expenses (60,539) (16,135) (111,966) (28,511) Fair value change - Earn-out rights 546,961 — 965,668 — Fair value change - Class C Shares 14,059 — 35,590 — Loss before income taxes 304,791 (299,390) (190,804) (661,254) Income tax expense (5,404) (3,058) (12,543) (9,414) Net income (loss) 299,387 (302,448) (203,347) (670,668) Net loss per share (in U.S. dollars) Basic 0.14 (1.30) (0.22) (2.94) Diluted 0.14 (1.30) (0.22) (2.94) Consolidated Statement of Comprehensive Loss Net income (loss) 299,387 (302,448) (203,347) (670,668) Other comprehensive loss: Items that may be subsequently reclassified to the Consolidated Statement of Loss: Exchange rate differences from translation of foreign operations 4,688 (10,965) 15,347 (29,257) Total other comprehensive income (loss) 4,688 (10,965) 15,347 (29,257) Total comprehensive loss 304,075 (313,413) (188,000) (699,925)

37 Financial statements — Unaudited condensed consolidated statement of financial position in thousands of U.S. dollars September 30, 2022 December 31, 2021 in thousands of U.S. dollars September 30, 2022 December 31, 2021 Equity Assets Share capital (21,090) (1,865,909) Non-current assets Other contributed capital (3,581,360) (35,231) Intangible assets and goodwill 1,299,877 1,368,356 Foreign currency translation reserve 1,437 16,784 Property, plant and equipment 255,917 208,193 Accumulated deficit 3,464,333 1,761,860 Vehicles under operating leases 88,973 120,626 Total equity (136,680) (122,496) Deferred tax asset — 3,850 Other investments 2,185 — Liabilities Other non-current assets 2,211 1,682 Non-current liabilities Total non-current assets 1,649,163 1,702,707 Contract liabilities (36,283) (28,922) Current assets Deferred tax liabilities (463) (509) Other non-current provisions (66,738) (38,711) Cash and cash equivalents 988,259 756,677 Other non-current liabilities — (11,764) Marketable securities — 1,258 Earn-out liability (534,970) — Trade receivables 102,117 157,753 Other non-current interest-bearing liabilities (61,992) (66,575) Trade receivables - related parties 117,337 14,688 Total non-current liabilities (700,446) (146,481) Accrued income - related parties 3,372 5,103 Current liabilities Inventories 686,572 545,743 Trade payables (65,235) (114,296) Current tax assets 5,962 5,562 Trade payables - related parties (817,780) (1,427,678) Other current assets 96,680 120,202 Accrued expenses - related parties (171,540) (315,756) Total current assets 2,000,299 1,606,986 Advance payments from customers (47,082) (36,415) Total assets 3,649,462 3,309,693 Current provisions (47,781) (44,042) Liabilities to credit institutions (1,176,582) (642,338) Current tax liabilities (5,222) (13,089) Interest-bearing current liabilities (16,936) (10,283) Interest-bearing current liabilities - related parties (8,986) (13,789) Contract liabilities (45,621) (58,368) Class C Shares liability (27,500) — Other current liabilities (314,604) (364,662) Other current liabilities - related parties (67,467) — Total current liabilities (2,812,336) (3,040,716) Total liabilities (3,512,782) (3,187,197) Total equity and liabilities (3,649,462) (3,309,693)

38 Financial statements — Unaudited condensed consolidated statement of cash flows For the nine months ended For the nine months ended September 30, September 30, in thousands of U.S. dollars in thousands of U.S. dollars 2022 2021 2022 2021 Cash flows from investing activities Cash flows from operating activities Additions to property, plant and equipment (7,452) (24,807) Net loss (203,347) (670,668) Additions to intangible assets (642,846) (47,364) Adjustments to reconcile Net loss to net cash flows Additions to other investments (2,480) — Depreciation and amortization 140,063 184,431 Finance income (1,485) (24,801) Cash used for investing activities (652,778) (72,171) Finance expense 111,966 28,511 Fair value change - Earn-out rights (965,668) — Cash flows from financing activities Fair value change - Class C Shares (35,590) — Change in restricted cash — 50,225 Listing expense 372,318 — Proceeds from short-term borrowings 1,555,201 250,313 Income tax expense 12,543 9,414 Principal repayments of short-term borrowings (957,186) (341,863) Other non-cash expense and income, net 12,497 43,243 Principal repayments of lease liabilities (11,332) (4,460) Proceeds from the issuance of share capital and other contributed Change in operating assets and liabilities capital 1,417,973 585,231 Inventories (311,154) (145,378) Transaction costs (38,903) (2,843) Vehicles under operating leases 17,722 (59,552) Cash provided by financing activities 1,965,753 536,603 Contract liabilities (16,390) 34,218 Effect of foreign exchange rate changes on cash and cash equivalents (57,968) (18,706) Trade receivables, prepaid expenses and other assets (43,458) 210,426 Net increase in cash and cash equivalents 231,582 290,648 Trade payables, accrued expenses and other liabilities (60,645) 244,442 Cash and cash equivalents at beginning of period 756,677 316,424 Interest received 1,485 1,082 Cash and cash equivalents at end of period 988,259 607,072 Interest paid (37,075) (6,367) Taxes paid (17,207) (4,079) Cash used for operating activities (1,023,425) (155,078)

Investor update for the nine months ended September 30, 2022 — Contact information For questions, please contact: Bojana Flint Head of Investor Relations ir@polestar.com Polestar Assar Gabrielssons Väg 9 SE-418 78 Göteborg Sweden polestar.com All ideas contained within this document are owned by Polestar. © Polestar 2022